Accelerate Diagnostics, Inc.

3750 South Country Club, Suite 470

Tucson, Arizona 85714

October 24, 2014

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 7, 2014

File No. 001-31822

Dear Ms. Ravitz:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated October 3, 2014 (the “Second Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). The Company appreciates the Staff’s extension of the deadline for the Company to respond to the Second Comment Letter from October 17, 2014 to October 24, 2014. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Second Comment Letter. References in this letter to “we,” “our” or “us” mean the Company.

Item 1. Business

Overview, page 5

1.	It appears from your response to prior comment 2 that you may be seeking regulatory approval for your identification system and your antibiotic susceptibility testing system on separate tracks. If you may not receive regulatory approval to commercialize the AST system until after your identification system is approved, please revise the disclosure in your future filings to indicate how that would affect your addressable market and your competitive position. Include risk factor disclosure as appropriate.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2014

Response:

The Company will be seeking a single FDA submission for the integrated Accelerate ID/AST System and a positive blood culture multi-parameter test panel. This panel will cover over 80% of the routine and significant pathogens causing blood stream infections and over 98% of the antibiotics useful in treating those pathogens.

In the Form 10-K, we disclosed the following risk factor: “The regulatory clearance or approval process is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing our future products.” To the extent appropriate, the Company will include similar risk factor disclosure in its future filings.

2.	With a view towards revised disclosure in future filings, please also tell us what kind of studies you believe the FDA would require before it would approve your system and if pathogens added to your identification panel after initial FDA approval would require further studies and FDA approval.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our Form 10-K for the fiscal year ending December 31, 2014 (our “2014 Form 10-K”) and, if appropriate, in other future filings:

After FDA approval of the Company’s initial positive blood culture multi-parameter test panel, additions to that panel and/or new test panels for other specimen types (e.g., a panel covering respiratory pathogens for use in testing respiratory specimens) would require additional clinical studies, FDA submissions and FDA approval.

3.	Your response to prior comment 2 appears to indicate that you have an identification panel for the types of pathogens which you intend your system to identify. If so, please revise your future filings to identify the pathogens that are currently on your panel and those that are still in development. Please also clarify the size of the addressable market based on your current panel.

Response:

The Company acknowledges the Staff’s comment and will include disclosure similar to the following in our 2014 Form 10-K and, if appropriate, in other future filings:

Accelerate intends to provide a series of comprehensive panels focused on particular syndromes. The initial panel developed by the Company is a positive blood culture multi-parameter test panel, which will aid in the diagnosis and treatment of blood stream infections. This panel will cover over 80% of the routine and significant pathogens for suspected sepsis patients and over 98% of the antibiotics useful in treating those pathogens. Future panels will focus on respiratory infections, skin and soft tissue infections, and others the Company believes to be of high value. We believe that the positive blood culture multi-parameter test panel has an addressable global market of over [10 million] tests.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2014

4.	The first paragraph of your response to prior comment 3 provides context that appears necessary for an investor to understand your use of the term “culture-free process.” Accordingly, please confirm that you will revise future filings, as appropriate, to provide appropriate explanatory disclosure or explain to us why you believe the information provided in your Form 10-K disclosure provides sufficient context for investors.

Response:

We confirm that in future filings, as appropriate, we will provide explanatory disclosure with respect to our use of the term “culture-free process.”

5.	Our prior comment 3 noted that your study indicated that certain of the bacteria being studied were subcultured on sheep’s blood agar. With a view towards revised future disclosure, please tell us whether your system uses a culture, or a growth medium, and how your system is able to use the different growth media for the different types of bacteria you are trying to identify.

Response:

The Company acknowledges the Staff’s comment and, to the extent appropriate, will include disclosure similar to the following in our 2014 Form 10-K and in other future filings:

The Accelerate ID/AST System first identifies pathogens in a sample using FISH and then determines the pathogen’s susceptibility profile using phenotypic analysis, also called AST. Prior to beginning AST, the appropriate media condition is selected by the system’s software based on the pathogen identified using FISH in the first step. AST is then performed using media that optimizes growth conditions for that pathogen.

6.	We note from your response to prior comment 4 that the second step in your process is the immobilization of pathogens onto a surface such that they can be imaged and analyzed during the identification and antibiotic susceptibility testing before the sample undergoes the final process which you indicate in your response is the optical analysis of the change in the mass of the bacteria and monitoring of growth which we presume would require live bacteria. Since we also understand from your response that you use RNA probes in your FISH process to identify the target organisms, it is unclear at which point in the process you would break open the bacteria to be able to access the targeted sequences of RNA using your FISH process and then how you would have live bacteria for the final step in your process. Please tell us how you will clarify this for investors in your future filings.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2014

Response:

The Company acknowledges the Staff’s comment and, to the extent appropriate, will include disclosure similar to the following in our 2014 Form 10-K and in other future filings:

The Accelerate ID/AST System splits each sample, so that part of the sample can be identified using FISH and part of the sample can be used for phenotypic analysis following the completion of the FISH test.

7.	We note from your response to prior comment 4 that the first step of your process uses a gel and controlled electrical current to separate live organisms from sample debris. We also note the disclosure in your 10-K that “[b]ased on internal lab data, [you] believe that the BACcelTM system will identify the organisms present in a patient’s specimen and count the number of organisms of each type in less than one hour after receiving the specimen.” With a view towards revised disclosure in your future filings, please tell us how long the gel separation process takes and if that time is included in your estimate that you can identify bacteria in less than one hour after receiving the specimen.

Response:

The Company acknowledges the Staff’s comment and, to the extent appropriate, will include disclosure similar to the following in our 2014 Form 10-K and in other future filings:

The Accelerate ID/AST System is designed to deliver an identification result within one hour of introducing the sample to the system. The time required to perform our proprietary gel electro-filtration sample preparation process is included within this one-hour time frame.

8.	We refer to your response to prior comment 6. Your prospective disclosure contained in the second bullet point suggests that the regulatory approval pathway has been determined; however, we note that the second paragraph of your response to prior comment 2 indicates it has not been determined. Please confirm that your disclosures in future filings, as applicable, will explain clearly the status of your discussions with the FDA concerning whether a regulatory approval pathway has been determined.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2014

Response:

We confirm that our future filings, as applicable, will explain clearly the status of our discussions with the FDA concerning whether a regulatory approval pathway has been determined.

Research and Development, page 6

9.	We note your response to prior comment 8. Please confirm that you will revise future filings, as applicable, to clarify that the tests were not independent and that they were performed as part of your proof-of-concept testing.

Response:

We confirm that, to the extent we refer in future filings to studies or tests that were not conducted independently and were performed as part of our proof-of-concept testing, we will clarify that such studies or tests were not conducted independently and were performed as part of our proof-of-concept testing.

10.	We note your response to prior comment 10. To the extent that you discuss pilot clinical trials in your future filings, the nature and purpose of those studies should be clear to investors. Accordingly, please confirm that you will disclose your response to prior comment 10 to the extent that you include disclosure concerning pilot clinical studies.

Response:

We confirm that, to the extent we discuss pilot clinical studies in future filings, we will clarify the nature and purpose of those studies.

* * *

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance
October 24, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling

Chief Financial Officer

Accelerate Diagnostics, Inc.